

Orla Mining Reports First Quarter 2024 Results

Vancouver, BC – May 14, 2024 – **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") today announces the results for the first quarter ended March 31, 2024.

(All amounts expressed in U.S. dollars unless otherwise stated)

First Quarter 2024 Highlights

- First quarter gold production was 33,223 ounces and gold sold was 32,046 ounces *(pre-released)*.
- All-in sustaining costs ("AISC")[1] was $909 per ounce of gold sold during the first quarter 2024.
- Adjusted earnings[1] for the first quarter were $16.8 million or $0.05 per share.
- Net income for the first quarter was $17.5 million or $0.06 per share.
- Cash flow from operating activities before changes in non-cash working capital during the first quarter was $21.7 million.
- Exploration and project expenditure was $8.6 million during the quarter, of which $3.9 million was capitalized and $4.7 million was expensed.
- As at March 31, 2024, Orla's cash balance was $118.1 million and net cash[1] was $29.7 million.
- Subsequent to quarter end, the Company made a $10.0 million re-payment towards its revolving credit facility reducing the outstanding balance drawn to $78.4 million.

"We continue to strive to be a gold mining company of choice, that effectively finds, builds, and operates high quality gold mines. In keeping with these objectives, we started 2024 with continued strong gold production at Camino Rojo generating meaningful free cash flow, we enhanced our landholdings in Nevada with the acquisition of Contact Gold, and our exploration program in Mexico is progressing as planned and returning exciting results."

- Jason Simpson, President and Chief Executive Officer of Orla

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[1] Non-GAAP measure. Please see the "*Non-GAAP Measures*" section of this news release for additional information.

News Release

Financial and Operations Update

Table 1: Financial and Operating Highlights		Q1 2024	Q1 2023
Operating			
Gold Produced	oz	33,223	25,910
Gold Sold	oz	32,046	26,859
Average Realized Gold Price[1]	$/oz	$2,059	$1,888
Cost of Sales – Operating Cost	$m	$18.1	$11.8
Cash Cost per Ounce[1]	$/oz	$576	$472
All-in Sustaining Cost per Ounce[1]	$/oz	$909	$693
Financial			
Revenue	$m	$67.3	$51.1
Net Income (Loss)	$m	$17.5	$13.2
Adjusted Earnings[1]	$m	$16.8	$11.4
Earnings per Share – basic	$/sh	$0.06	$0.04
Adjusted Earnings per Share – basic[1]	$/sh	$0.05	$0.04
Cash Flow from Operating Activities before Changes in Non-Cash Working Capital	$m	$21.7	$(0.1)
Free Cash Flow[1]	$m	$23.9	$(5.5)
Financial Position		**Mar 31, 2024**	**Dec 31, 2023**
Cash and cash equivalents	$m	$118.1	$96.6
Net cash[1]	$m	$29.7	$8.3

[1] Non-GAAP measure. Please see the "*Non-GAAP Measures*" section of this news release for additional information.

First Quarter 2024 Financial and Operations Summary

The Camino Rojo Oxide Gold Mine produced 33,223 ounces of gold in the first quarter of 2024 at an average ore stacking rate of 19,597 tonnes per day. The average mining rate during the first quarter was 30,950 tonnes per day with a strip ratio of 0.45. The average grade of ore processed during the first quarter was 0.82 g/t gold, in line with plan. Tonnes of waste mined remained lower than planned during the quarter as the Company awaited receipt of permits from the Secretariat of Environment and Natural Resources (known as "SEMARNAT") for access to certain areas of the pit. Gold sold during the first quarter 2024 totaled 32,046 ounces and cash costs and AISC totaled $576 and $909 per ounce of gold sold, respectively.

Exploration and Projects Update

In the first quarter, exploration efforts were concentrated on drilling activities at Camino Rojo in Mexico. Throughout the quarter, drilling totaled 12,808 metres, primarily focused on the Camino Rojo Extensions. Orla also issued multiple press releases, during the first quarter highlighting the results of exploration activities from the second half of 2023 at the Camino Rojo and South Railroad projects.

Camino Rojo Extension Exploration (Mexico)

As part of the near-mine exploration at Camino Rojo, the 2024 focus shifts to the promising Camino Rojo Extension, with a 30,000-metre drill program designed to test and expand the potential of the still-open mineralization at the expansive Camino Rojo deposit. The Company drilled over 10,000 metres and 10 holes during the quarter with assays and metallurgical testing in progress.

Camino Rojo Near-Mine Oxide Exploration (Mexico)

The 2024 oxide extension program aims to delineate additional shallow oxide mineralization near the southeast pit wall, focusing on structurally controlled areas, with the objective of defining additional oxide gold material and extend the life of the Camino Rojo Oxide mine. The 2024 oxide extension program was completed in March, with total drilling of 2,036 metres in 19 drillholes. Assay results from the 2024 oxide extension program are expected in the second quarter.

Camino Rojo Sulphides Project Planning (Mexico)

A preliminary underground resource estimate on the Camino Rojo Sulphides is anticipated to be completed in the second half of 2024. Metallurgical study of the recent phase of Camino Rojo sulphide infill drilling is expected to continue throughout 2024.

South Railroad Project Permitting (Nevada)

The Company continues baseline environmental data collection to facilitate the environmental studies required to support development of the Environmental Impact Statement ("EIS"), and the overall National Environmental Policy Act ("NEPA") permitting process. Orla is currently expanding on this work to allow flexibility in project planning when working with the Bureau of Land Management ("BLM") during the permitting process. The next step in the NEPA process will be the BLM publishing the Notice of Intent in the Federal Register, followed by public scoping meetings in conjunction with the development of the EIS. SWCA Environmental Consultants have been engaged to manage the EIS process on behalf of the BLM. The process will culminate in the BLM publishing a Record of Decision for the project. The Company expects this permitting process to continue over 2024 and 2025, with construction at South Railroad commencing in 2026.

Contact Gold Acquisition

During the quarter, Orla announced the acquisition of Contact Gold ("Contact"). Contact's key asset is the 100%-owned Pony Creek property, a 4,500 hectare exploration land package, strategically located adjacent to Orla's South Railroad property in the heart of the Carlin trend in Nevada. This acquisition enhances Orla's strategic footprint in Nevada and the addition of Pony Creek will complement Orla's control of the southern part of the Railroad Mining District, representing a natural and seamless expansion of the South Railroad property. The acquisition was completed after quarter-end on April 29, 2024.

Orla has commenced the integration of Pony Creek into the Company's exploration activities. The Company intends to increase the 2024 South Railroad exploration budget by $3.0 million, to $14.0 million, to enhance ongoing exploration efforts in Nevada, focusing on the combined South Railroad - Pony Creek Property. Drilling activities in Nevada are scheduled to commence in the second quarter and last until the middle of the fourth quarter of 2024.

For further details, please see the Company's news releases dated February 26, 2024 and April 29, 2024.

Panama Update

The Company has filed a Notice of Intent to Arbitrate with the Government of Panama under the Canada-Panama Free Trade Agreement (the "FTA") in respect of the Cerro Quema Project. The Notice of Intent asserts that measures taken by Panama constitute violations of its legal obligations under the FTA and customary international law. The Notice of Intent is intended to facilitate consultations between the Government of Panama and the Company. If these consultations are not successful, the Company expects to file a formal Request for Arbitration under the FTA. Although the Company intends to pursue these legal remedies, the Company's preference is a constructive resolution with the Government of Panama that results in a positive outcome for all stakeholders.

2024 Guidance – Q1 Update

With the acquisition of Contact Gold, Orla intends to increase the 2024 exploration budget in Nevada by $3.0 million. This additional expenditure will increase the total 2024 exploration spend to $14.0 million at South Railroad. During the first quarter, the Company spent a total of $8.6 million in exploration and project development or 23% of the revised expected total spending for the year, of which $3.9 million was capitalized and $4.7 million was expensed.

The Company remains on track to meet its 2024 gold production guidance of 110,000 to 120,000 ounces and AISC guidance of $875 to $975 per ounce of gold sold.

		FY 2024	Q1 2024
Gold Production	Oz	**110,000 – 120,000**	**33,223**
Total Cash Cost (net of by-product)[1]	$/oz au sold	**$625 - $725**	**$576**
AISC[1]	$/oz au sold	**$875 - $975**	**$909**
Capital Expenditures	$m	**$31.0**	**$8.5**
Sustaining capital expenditures	$m	$18.0	$5.0
Non-sustaining capital expenditures	$m	$13.0	$3.5
Exploration Expenses & Project Development (expensed)[3]	$m	**$34.0**	**$4.7**

1. Total Cash Cost and AISC are not non-GAAP measures. See the "Non-GAAP Measures" section of this news release for additional information.
2. Exchange rates used to forecast cost metrics include MXN/USD of 18.0 and CAD/USD of 1.33. A +/-1.0 change to the MXN/USD exchange rate would have an impact of +/-$10/oz on AISC.
3. The initial FY 2024 expensed exploration guidance of $31.0 million has been increased to reflect additional planned exploration at Pony Creek of $3.0 million.



Financial Statements

Orla's unaudited financial statements and management's discussion and analysis for the quarter ended March 31, 2024, are available on the Company's website at www.orlamining.com, and under the Company's profiles on SEDAR+ and EDGAR.

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company, who are the Qualified Persons as defined under NI 43-101 - *Standards of Disclosure for Mineral Projects*.

First Quarter 2024 Conference Call

Orla will host a conference call on Wednesday, May 15, 2024, at 10:00 AM, Eastern Time, to provide a corporate update following the release of its financial and operating results for the first quarter 2024:

Dial-In Numbers / Webcast:

Conference ID: 5844017

Toll Free: 1 (888) 550-5302

Toll: 1 (646) 960-0685

Webcast: https://orlamining.com/investors/presentations-and-events/

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 130,000 hectares which contains a large oxide and sulphide mineral resource. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

News Release

Non-GAAP Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS"")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles ("GAAP"). In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

Average Realized Gold Price

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold. The Company believes the measure is useful in understanding the gold price realized by the Company throughout the period.

AVERAGE REALIZED GOLD PRICE	Q1 2024	Q1 2023
Revenue	$ 67,278	$ 51,131
Silver sales	(1,310)	(424)
Gold sales	65,968	50,707
Ounces of gold sold	32,046	26,859
AVERAGE REALIZED GOLD PRICE	$ 2,059	$ 1,888

Net Cash (Debt)

Net cash (debt) is calculated as cash and cash equivalents and short-term investments less total debt adjusted for unamortized deferred financing charges at the end of the reporting period. This measure is used by management to measure the Company's debt leverage. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net debt is useful to evaluate the Company's leverage and is also a key metric in determining the cost of debt.

NET CASH (DEBT)	Mar 31, 2024	Dec 31, 2023
Cash and cash equivalents	$ 118,067	$ 96,632
Less: Long term debt	(88,350)	(88,350)
NET CASH (DEBT)	$ 29,717	$ 8,282

Adjusted Earnings and Adjusted Earnings per share

Adjusted earnings excludes deferred taxes, unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company. The Company believes these measures are useful to market participants because they are important indicators of the strength of operations and the performance of the core business. With the addition of performance share units ("PSUs") at the end of Q1 2023, the Company expects greater volatility in share-based payments expense going forward. Accordingly, the effect of these PSUs in the calculation of adjusted earnings was excluded.

ADJUSTED EARNINGS		Q1 2024		Q1 2023
Net income for the period	$	17,485	$	13,235
Unrealized foreign exchange		(911)		(1,803)
Accretion on deferred revenue		122		—
Share based compensation related to PSUs		124		—
ADJUSTED EARNINGS	$	16,820	$	11,432
Millions of shares outstanding – basic		315.1		306.3
Adjusted earnings per share – basic	$	0.05	$	0.04

Companies may choose to expense or capitalize their exploration expenditures. The Company expenses exploration costs based on its accounting policy. To assist the reader in comparing against those companies which capitalize their exploration costs, please note that included within Orla's net income (loss) for each period are exploration costs which were expensed, as follows:

		Q1 2024		Q1 2023
Exploration & evaluation expense	$	4,744	$	6,866

Free Cash Flow

The Company believes market participants use Free Cash Flow to evaluate the Company's operating cash flow capacity to meet non-discretionary outflows of cash. Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS. Free Cash Flow is calculated as the sum of cash flow from operating activities and cash flow from investing activities, excluding certain unusual transactions.

FREE CASH FLOW		Q1 2024		Q1 2023
Cash flow from operating activities	$	32,406	$	(4,922)
Cash flow from investing activities		(8,480)		(592)
FREE CASH FLOW	$	23,926	$	(5,514)
Millions of shares outstanding – basic		315.1		306.3
Free cash flow per share – basic	$	0.08	$	(0.02)

Cash Costs and All-In Sustaining Costs

The Company calculates cash cost per ounce by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold. Management believes that this measure is useful to market participants in assessing operating performance.

The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to market participants in assessing operating performance and the Company's ability to generate free cash flow from current operations.

Figures are presented only from April 1, 2022, as the Camino Rojo Oxide Gold Mine commenced commercial production on that date.

CASH COST		Q1 2024		Q1 2023
Cost of sales – operating costs	$	18,109	$	11,792
Royalties		1,668		1,306
Silver sales		(1,310)		(424)
CASH COST	$	18,467	$	12,674
Ounces sold		32,046		26,859
Cash cost per ounce sold	$	576	$	472

ALL-IN SUSTAINING COST		Q1 2024		Q1 2023
Cash cost, as above	$	18,467	$	12,674
General and administrative expenses		3,869		3,265
Share based payments		1,331		1,107
Accretion of site closure provisions		112		144
Amortization of site closure provisions		136		125
Sustaining capital		4,614		1,145
Sustaining capitalized exploration expenses		413		—
Lease payments		199		162
ALL-IN SUSTAINING COST	$	29,141	$	18,622
Ounces sold		32,046		26,859
All-in sustaining cost per ounce sold	$	909	$	693

News Release

Forward-looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the Company’s production and cost outlook, including expected production, AISC, processing throughputs, operating costs, sustaining and non-sustaining capital expenditures, exploration and development expenditures, and general corporate and administrative expenses; the Company’s exploration program, including timing, expenditures, and the goals and results thereof; the timing of permitting and construction at South Railroad; the timing of mineral resource estimates; and the Company’s strategy with respect to Panama and potential arbitration filings under the FTA. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company’s ability to fund its programs; the Company’s ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company’s ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company’s credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company’s mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient, and effective manner; the Company’s ability to obtain financing as and when required and on reasonable terms; the impact of coronavirus (“COVID-19”) on the Company’s operations; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company’s dependence on the Camino Rojo oxide mine; risks related to the Company’s indebtedness; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; risks related to the Cerro Quema Project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations, including the COVID-19 pandemic; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company’s limited operating history; litigation risks; the Company’s ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company’s foreign subsidiaries; risks related to the Company’s accounting policies and internal controls; the Company’s ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company’s status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; the Company’s significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company’s objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.